File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 493

IDR900,000,000,000 7.20 percent Notes due November 14, 2017

Filed pursuant to Rule 3 of Regulation IA

Dated: November 11, 2014

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of IDR900,000,000,000 7.20 percent Notes due November 14, 2017, Series No. 493 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated November 11, 2014 (the "Terms Agreement") and the Pricing Supplement dated as of November 11, 2014 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	Nil.	100.00%
Total:	IDR900,000,000,000.00 (USD74,503,311.26)		IDR900,000,000,000.00 (USD74,503,311.26)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 13, 2014
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 13, 2014

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/13, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 493

IDR 900,000,000,000 7.20 percent Notes due November 14, 2017 (the "Notes")

payable in United States Dollars

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

J.P. Morgan Securities plc

The date of this Pricing Supplement is as of November 11, 2014

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	493
2.	Aggregate Principal Amount:	IDR 900,000,000,000
3.	Issue Price:	IDR 900,000,000,000, which is 100.00 percent of the Aggregate Principal Amount The Issue Price will be payable in USD in the amount of USD 74,503,311.26 at the agreed rate of 12,080 IDR per one USD
4.	Issue Date:	November 14, 2014
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	IDR 10,000,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of Indonesia ("Indonesian Rupiah" or "IDR"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD")

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	November 14, 2017 The Maturity Date is subject to adjustment in accordance with the Modified Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (November 14, 2014)
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	7.20 percent per annum
	(b) Business Day Convention:	Modified Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each November 14, commencing on November 14, 2015 and ending on, and including, the Maturity Date.
	(d) Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date. For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant

to the Business Day Convention specified above.

(e) Fixed Rate Day Count Fraction(s): Actual/Actual (ICMA)

(f) Calculation of Interest Amount: As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the IDR Rate (as defined below) and calculate the amount of interest payable (the "Interest Amount") with respect to each minimum Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows:

7.20% *times* the minimum Authorized Denomination

times

the Fixed Rate Day Count Fraction

divided by

the IDR Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The "IDR Rate" means the rate determined by the Calculation Agent that is equal to the IDR/USD weighted average spot rate in the interbank market, based on traded IDR/USD spot foreign exchange transactions during a specified time period which are captured on a real time basis, expressed as the amount of IDR per one USD, for settlement in two Business Days, as published by Bank Indonesia as the "Jakarta Interbank Spot Dollar Rate USD – IDR", which appears on Bank Indonesia's website (www.bi.go.id), or

as published on Thomson Reuters Screen JISDOR Page, or as otherwise made available by Bank Indonesia (or its successor as administrator), at approximately 10:00 a.m., Jakarta time, on the Rate Fixing Date. Fallback Provisions apply as set out below.

The "Rate Fixing Date" means the date that is five (5) Fixing Business Days prior to the applicable Fixed Rate Interest Payment Date or Maturity Date, as the case may be, *provided*, *however*, that if a Price Source Disruption Event (as defined below) occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Bank is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the date that is ten (10) Business Days after such day.

"Fixing Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Jakarta.

"Fallback Provisions": Should no IDR/USD weighted average spot rate appear on Bank Indonesia's website (www.bi.go.id) as the "Jakarta Interbank Spot Dollar Rate USD – IDR", or on Thomson Reuters Screen JISDOR Page, or be otherwise made available by Bank Indonesia (or its successor as administrator), on the Rate Fixing Date, then the Calculation Agent shall determine that a price source disruption event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Bank and the Global Agent of such occurrence.

Following a determination by the Calculation Agent that a Price Source Disruption Event has occurred, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the date that is five

(5) Business Days after the date on which the Bank is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Interest Payment Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be.

If a Price Source Disruption Event subsists on the date that is ten (10) Business Days after the original Rate Fixing Date, the IDR Rate with respect to the relevant Interest Period shall be determined by the Calculation Agent by requesting firm quotes for the sale of IDR and the purchase of USD (expressed as the number of IDR per one USD) at or about 10:00 a.m., Jakarta time, or as soon thereafter as is practicable on such date, for settlement two Fixing Business Days thereafter, from four Reference Dealers (as defined below) as selected by the Calculation Agent.

If two, three or four Reference Dealers provide such firm quotes as requested, the IDR Rate with respect to the relevant Interest Period will be the arithmetic mean (rounded to the nearest whole IDR, with IDR 0.5 being rounded upwards) of such firm quotes.

If only one or no such firm quotes are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Dealers active in the USD/IDR currency or foreign exchange markets will provide firm quotes, the Calculation Agent shall be entitled to calculate the IDR/USD weighted average spot rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the IDR/USD weighted average spot rate is to be so

determined.

"Postponed Interest Payment Date" means the date that is ten (10) Business Days after the originally scheduled Interest Payment Date.

"Postponed Maturity Date" means the date that is ten (10) Business Days after the originally scheduled Maturity Date.

"Reference Dealers" means leading dealers, banks or banking corporations which regularly deal in the USD/IDR exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

(g) Calculation Agent: See "8. Identity of Calculation Agent" under "Other Relevant Terms"

(h) Notification: If the Interest Amount payable on any Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the IDR/USD weighted average spot rate that appears on Bank Indonesia's website (www.bi.go.id) as the "Jakarta Interbank Spot Dollar Rate USD – IDR" or Thomson Reuters Screen JISDOR Page, or which is otherwise made available by Bank Indonesia (or its successor as administrator), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).

14. Relevant Financial Center: London, New York and Jakarta

15. Relevant Business Day: London, New York and Jakarta

16. Redemption Amount (Condition 6(a)): The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date as follows:

minimum Authorized Denomination

divided by

the IDR Rate

(and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards).

Payment of the Redemption Amount will occur on the scheduled Maturity Date or, if later in the event of any adjustment due to the occurrence or subsistence of a Price Source Disruption Event as described above, on the earlier to occur of (i) the date that is five (5) Business Days after the date on which the Bank is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Maturity Date, as the case may be.

17. Issuer's Optional Redemption (Condition 6(e)): No

18. Redemption at the Option of the Noteholders (Condition 6(f)): No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate

(Condition 5(I))"; provided, that for purposes of such determination, the "Rate Fixing Date" shall be the date that is five (5) Fixing Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (Default).

20.	Governing Law:	New York
21.	Selling Restrictions:	
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
	(c) Indonesia:	The Notes are not and will not be registered with the Financial Services Authority previously known as the Capital Market and Financial Institutions Supervisory Agency (the "OJK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorized) are not authorized by the OJK for their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through

	banking institutions in Indonesia.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.
2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear Bank SA/NV and Clearstream, Luxembourg
3. Syndicated:	No.
4. Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.
5. Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6. Codes:	
(a) ISIN:	XS1134497996
(b) Common Code:	113449799

7.	Identity of Dealer:	J.P. Morgan Securities plc
8.	Identity of Calculation Agent:	JPMorgan Chase Bank, N.A. 25 Bank Street Canary Wharf London E14 5JP United Kingdom In relation to the Rate Fixing Date, as soon as is reasonably practicable after the determination of the IDR Rate in relation thereto, on the date on which the relevant IDR Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the IDR Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provision for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No
	(b) DTC Global Note(s):	No
	(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

Because the Notes are denominated in the Indonesian Rupiah, a United States holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in the last four paragraphs of "—Payments of Interest" under the "United States Holders" section. We believe that a United States holder will be required to determine amounts received with respect to a Note (including principal and interest) by reference to the U.S. dollar value of the Indonesian Rupiah amount of the payment, calculated at the currency exchange rate in effect on the date of payment. The U.S. dollar amount that is actually received by the United States holder may differ from the amount determined under the preceding sentence, since the U.S. dollar amount of the payment will be determined by reference to the IDR Rate on the relevant Rate Fixing Date. Accordingly, a United States holder of the Notes may recognize United States source foreign currency gain or loss in an amount equal to such difference (in addition to any foreign currency gain or loss otherwise recognized upon the receipt of an interest payment or a sale or retirement of the Notes). The U.S. Internal Revenue Service could take

the position, however, that the amounts received by a United States holder in respect of a Note should be equal to the U.S. dollar amount that is actually received by the United States holder. Prospective United States holders of the Notes should consult their tax advisors regarding these rules.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, because the Notes are denominated in a foreign currency, a United States holder that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed under the "Tax Matters" section of the Prospectus) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

3. Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

Payment of each Interest Amount and the Redemption Amount will be based on the IDR Rate, which is a measure of the rate of exchange between the Indonesian Rupiah and the USD. Currency exchange rates are volatile and will affect the holder's return. In addition, the government of Indonesia can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in Indonesia or elsewhere could lead to significant and sudden changes in the exchange rate between the Indonesian Rupiah and the USD.

The Indonesian Rupiah is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the IDR Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the IDR-USD exchange rate would yield.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________

Name: Alberto L. Suria
Title: Chief Financial Officer and General Manager a.i., Finance Department

Exhibit C

TERMS AGREEMENT NO. 493 UNDER
THE PROGRAM

November 11, 2014

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's IDR 900,000,000,000 7.20 percent Notes due November 14, 2017 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on November 14, 2014 (the "Settlement Date"), at an aggregate purchase price of IDR 900,000,000,000 (USD 74,503,311.26 at the agreed rate of 12,080 IDR per one USD), calculated as set forth below and payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as

of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price equal to the issue price of 100.00 percent of the aggregate principal amount of the Notes (IDR 900,000,000,000), payable in United States Dollars (USD 74,503,311.26 at the agreed rate of 12,080 IDR per one USD).

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Cash and Settlements Management Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE DEALER:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Euro Medium Term Note Desk
Telephone: +44 207 134 1470
Facsimile: +44 203 493 1413

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: The Notes are not and will not be registered with the Financial Services Authority previously known as the

Capital Market and Financial Institutions Supervisory Agency (the "OJK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorized) are not authorized by the OJK for their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC

By: ______________________
Name: JOHN LEE-TIN
Title: MANAGING DIRECTOR

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: Alberto L. Suria
Title: Chief Financial Officer and General Manager a.i., Finance Department